                                  United States
                       Securities and Exchange Commission
                             WASHINGTON, D.C. 20549

                                  Schedule 13G
                              (Amendment No.  1 )*
                                             ---

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          PEGASUS COMMUNICATIONS CORP.
               ---------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   705904 10 0
               ---------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
            --------------------------------------------------------
            (Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)

         [_]      Rule 13d-1(c)

         [_]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------                                        -------------------
CUSIP No. 705904 10 0                   13G/A                 Page 2 of 7 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Alta Subordinated Debt Partners III, L.P.    04-3152135
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]
                                                               (b)   [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              5.   SOLE VOTING POWER
                                   -0-
          NUMBER OF           --------------------------------------------------
           SHARES             6.   SHARED VOTING POWER
        BENEFICIALLY               13,572,499  Please also refer to Attachment A
          OWNED BY            --------------------------------------------------
            EACH              7.   SOLE DISPOSITIVE POWER
          REPORTING                1,129,092   Please also refer to Attachment A
           PERSON             --------------------------------------------------
            WITH              8.   SHARED DISPOSITIVE POWER
                                   -0-   Please also refer to Attachment A
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,572,499  Please also refer to Attachment A
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [_]
     CERTAIN SHARES*
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.15% Please also refer to Attachment A
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 705904 10 0                   13G/A                 Page 3 of 7 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Alta Communications VI, L.P.       04-3318877
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]
                                                               (b)   [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              5.   SOLE VOTING POWER
                                   -0-
          NUMBER OF           --------------------------------------------------
           SHARES             6.   SHARED VOTING POWER
        BENEFICIALLY               13,572,499  Please also refer to Attachment A
          OWNED BY            --------------------------------------------------
            EACH              7.   SOLE DISPOSITIVE POWER
          REPORTING                1,878,027   Please also refer to Attachment A
           PERSON             --------------------------------------------------
            WITH              8.   SHARED DISPOSITIVE POWER
                                   -0-   Please also refer to Attachment A
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,572,499  Please also refer to Attachment A
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [_]
     CERTAIN SHARES*
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.15% Please also refer to Attachment A
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 705904 10 0                   13G/A                 Page 4 of 7 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Alta Comm S by S, LLC      04-3314643
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]
                                                               (b)   [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
                              5.   SOLE VOTING POWER
                                   -0-
          NUMBER OF           --------------------------------------------------
           SHARES             6.   SHARED VOTING POWER
        BENEFICIALLY               13,572,499  Please also refer to Attachment A
          OWNED BY            --------------------------------------------------
            EACH              7.   SOLE DISPOSITIVE POWER
          REPORTING                42,773   Please also refer to Attachment A
           PERSON             --------------------------------------------------
            WITH              8.   SHARED DISPOSITIVE POWER
                                   -0-   Please also refer to Attachment A
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,572,499  Please also refer to Attachment A
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [_]
     CERTAIN SHARES*
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.15% Please also refer to Attachment A
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

     (a)     Name of Issuer:  Pegasus Communications Corporation

     (b)     Address of Issuer's Principal Executive Offices:

             Suite 200   225 City Line Avenue  Bala Cynwyd, PA  19004

Item 2.

     (a)     Name of Person Filing:

             (i) Alta Subordinated Debt Partners III, L.P., a Delaware limited partnership
             (ii)  Alta Communications VI, L.P., a Delaware limited partnership
             (iii) Alta Comm S by S, LLC, a Massachusetts limited liability company

     (b)     Address of Principal Business Office:

             200 Clarendon Street  Floor 51   Boston, MA  02116

     (c)     Citizenship/Place of Organization:  USA

     (d)     Title of Class of Securities: Common Stock

     (e)     CUSIP Number: 705904 10 0

Item 3.  This statement is filed pursuant to Rule 13d-1 (c)

Item 4.  Ownership

     (a)     Amount Beneficially Owned:   13,572,499  Please also refer to
             Attachment A

     (b)     Percent of Class:  27.15%  Please also refer to Attachment A
     (c) Number of shares as to which such person has: Please also refer to Attachment A

             (i)   sole power to vote or to direct the vote:  0
             (ii)  shared power to vote or to direct the vote:  13,572,499
             (iii) sole power to dispose or to direct the disposition of:

                   Alta Subordinated Debt Partners III, L.P.  1,129,092

                   Alta Communications VI, L.P.  1,878,027

                   Alta Comm S by S, LLC  42,773

             (iv)  shared power to dispose or to direct the disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.   Identification and Classification of Members of the Group

Please refer to Attachment A

Item 9.   Notice of Dissolution of Group

Not applicable

Item 10.  Certification

Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2002

Alta Subordinated Debt Partners III, L.P.

By: Alta Subordinated Debt Management III, L.P.

By: /s/ Eileen McCarthy
    ------------------------------
    Eileen McCarthy, General Partner

Alta Communications VI, L.P.

By: Alta Communications VI Management Partners, L.P.

By: /s/ Eileen McCarthy
    ------------------------------
    Eileen McCarthy, General Partner

Alta Comm S by S, LLC

By: /s/ Eileen McCarthy
    ------------------------------
    Eileen McCarthy, Member

             Attachment A / Pegasus Communications Corp. ("Pegasus")

SUMMARY: On May 5, 2000, Pegasus acquired Golden Sky Holdings, Inc. As a result of this acquisition, the reporting entities, Alta Subordinated Debt Partners III, L.P. ("Alta Sub Debt III"), Alta Communications VI, L.P. ("Alta VI") and Alta Comm S by S, LLC ("Alta S by S"), as shareholders of Golden Sky, were issued shares of Pegasus' Class A Common Stock. Also in connection with the acquisition, these Golden Sky shareholders (the three entities listed above) and entities affiliated with Spectrum Equity Investors ("Spectrum") and Fleet Venture Resources ("Fleet") entered into an amended and restated Voting Agreement dated May 5, 2000. As parties to this agreement, they may be deemed to share voting power with respect to the shares owned by these shareholders. Alta Sub Debt III, Alta VI and Alta S by S disclaim all beneficial ownership of the shares held by Spectrum and Fleet. Please refer to this Amended Voting Agreement which was filed as an exhibit to the Schedule 13D and received by the SEC on 5/15/200.

     At December 31, 2001, the beneficial ownership, giving effect to any stock distribution activities and related to the entities who are still party to the Voting Agreement, is as follows:

     Voting Agreement Party                    Common Shares
     ----------------------                    -------------
     Alta Subordinated Debt Ptrs III, L.P         1,129,092
     Alta Communications VI L.P.                  1,878,027
     Alta Comm S by S, LLC                           42,773
                                                 ----------
     Entities affiliated with Pegasus            10,522,607
                                                 ----------
                                                 13,572,499  Total common shares

     Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to various venture capital funds including Alta Sub Debt III. The General Partners of Alta Sub Debt III exercises sole voting and investment power with respect to the securities held by the fund.

     Alta Communications, Inc. directly or indirectly provides investment advisory services to several venture capital funds including Alta VI and Alta S by S. The respective general partner of Alta VI and the members of Alta S by S exercise sole voting and investment powers with respect to the securities held by the funds.

     The General Partners of Alta Subordinated Debt Management III, L.P. (which is the general partner of Alta Sub Debt III) may be deemed to share voting and investment powers for the securities held by the fund. Likewise, the General Partners of Alta Communications VI Management Partners, L.P. (which is the general partner of Alta VI) and the members of Alta S by S may be deemed to share voting and investment powers with respect to the securities held by these respective funds. These general partners and members disclaim beneficial ownership of all such securities held by the fund except to the extent of their proportionate pecuniary interests therein.

     Mr. Robert Benbow, a director of the company, is a General Partner of Alta Subordinated Debt Management III, L.P. and also a General Partner of Alta Communications VI Management Partners, L.P. As a general partner of these two funds, he may be deemed to share voting and investment powers with respect to the shares held by each fund. Mr. Benbow disclaims beneficial ownership of the shares held by these funds except to the extent of his proportionate pecuniary interests therein. Mr. Benbow disclaims beneficial ownership to all the shares held by Alta S by S. Mr. Benbow also owns Director's Stock Options totaling 30,492 shares of Common Stock as of 12/31/01.